EXHIBIT 99.1

News Release

For Immediate Release	Date: September 2, 2025
25-22-TR

Teck Announces Comprehensive Operations Review and QB Action Plan

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following actions to reinforce its commitment to performance and delivery:

•	Comprehensive Operations Review, launched in August, focused on improving performance with a detailed QB action plan, identifying opportunities to enhance operating practices, and reinforcing confidence that future business plans are both reasonable and achievable.
•	Onboarded industry veteran as Special Advisor to the CEO to help accelerate QB tailings management facility (TMF) development and drive operational performance.
•	Defer sanctioning of major growth projects until QB achieves steady-state operations and ramp-up targets.

The Comprehensive Operations Review, launched in August, includes detailed assessments of operating plans, input from third-party experts, and rigorous execution tracking. The Comprehensive Operations Review is expected to conclude by October 2025, with resulting updates to our previously disclosed guidance communicated no later than Teck’s Q3 results.

QB Action Plan

The following QB action plan is in progress and focuses on identifying and implementing solutions to address slow sand drainage, which has impacted the pace of TMF development and constrained production. The action plan includes targeted steps to enable ramp-up, accelerate sand drainage, and strengthen execution at QB.

1.	Enable ramp-up and de-risk future production

Teck’s near-term priority is to enable unconstrained production by mechanically raising the tailings dam wall and increasing crest height. This is being done through construction of additional rock benches to minimize downtime in the concentrator, while we pursue improvements in sand drainage.

2.	Accelerate sand drainage times

Significant work has been undertaken through 2025 to improve sand drainage times; however, further progress is needed to reach design targets. Several initiatives are underway to accelerate drainage performance:

o	Modification to the cyclone facility in consultation with cyclone manufacturers and third-party experts to improve the removal of fines and ultra-fines, which are currently limiting sand drainage rates. This is expected to be implemented by December 2025;
o	A trial to evaluate coarser grind size in the mills following successful test work in July; and
o	Refinement of sand placement techniques to further improve drainage efficiency.

3.	Improve and expedite execution

A respected industry leader, with over 30 years of strategic and operational experience, including deep expertise in Chile, has been onboarded to provide direct support to the CEO and QB operations team, helping accelerate TMF development and drive performance improvements at site.

4.	Strengthen operational readiness and resilience

Beyond the TMF-specific initiatives, Teck is committed to positioning QB operations for long-term, reliable performance. This includes validating an executable mine plan and optimizing performance across the mine, plant, and port. Planning, forecasting and reconciliation processes are under assessment and will be strengthened to support operational readiness and informed decision-making. Through a comprehensive review of site operations, Teck is proactively managing risk to support a successful ramp-up and ensure consistent delivery to design capacity.

Leadership Update

To strengthen executive oversight of operational activities and drive improved operating performance across the business, the Senior Vice Presidents of Operations for Latin America and North America will now report directly to the President and CEO.

Shehzad Bharmal, Executive Vice President and Chief Operating Officer, has retired from Teck. Over his 33-year career with the company, Shehzad made significant and lasting contributions to Teck’s operations and leadership. We thank him for his dedication and service.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our expectations with respect to the comprehensive operations review and QB action plan, including the timing, outcome, and effectiveness thereof and any updates to guidance arising out of such review; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to accelerate and advance QB TMF development, drive operational performance, and achieve steady-state operations and ramp-up targets at QB; our ability to identify and implement solutions to enable ramp-up, accelerate sand drainage, strengthen execution, and resolve other constraints on QB production, including the timeline for implementing such solutions; our expectations regarding cost, timing and completion of TMF development at our QB operations; our ability to improve our planning, forecasting and reconciliation processes to support operational readiness and enable informed decision-making and risk management; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; our expectations with respect our previously issued guidance, including with respect to production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance; and our expectations regarding inflationary pressures and increased key input costs.

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These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions; the outcome of our comprehensive operations review and our ability to implement the QB action plan, including the timing and effectiveness thereof; the operation of QB and our other operations in accordance with our expectations; our ability to advance QB TMF development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; our costs of production and our production and productivity levels; our ability to procure equipment and development and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations; engineering and construction timetables and capital costs for our initiatives; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the outcome of the planning, forecasting and reconciliation processes underway; and that operating, development, and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the outcome of our comprehensive operations review; our ability to implement the QB action plan, including the timing and effectiveness thereof; the operation of QB and our other operations in accordance with our expectations; our ability to advance QB TMF development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; the outcome of the planning, forecasting and reconciliation processes underway, including potential impacts on our guidance; expectations with respect to the restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; the possibility that our business may not perform as expected or in a manner consistent with historical performance; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); unplanned or extended operational shutdowns; adverse weather conditions; unanticipated risks related to ongoing TMF development activities; unanticipated events related to health, safety and environmental matters.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

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About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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